# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: H World Group Limited, CIK 0001483994
CUSIP: 44332N106
Title of class of securities: Ordinary shares, par value $0.00001 per share ("Ordinary Shares") and American Depositary Shares ("ADSs"), each representing ten (10) Ordinary Shares
Address of issuer's principal executive offices: No. 1299 Fenghua Road, Jiading District, Shanghai, China (F4), 201803
Date of event which requires filing of this statement: 10/20/2025
Filed by CIK 0001982787
Persons authorized to receive notices and communications: Tong Tong Zhao, Flat A, 31F., Tower 1, 8 WaiYin Path, Homantin Hillside, Kowloon, Hong Kong (K3), 000000, 852 95459761

## Reporting persons
- TONG TONG ZHAO (CIK 0001982787): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 263,246,520; shared voting power 0; sole dispositive power 263,246,520; shared dispositive power 0; aggregate amount beneficially owned 263,246,520 (8.5% of the class)
  Comment: Note to 4: Not applicable.
  
  Note to 7 and 9: These securities include (i) 100,000 Ordinary Shares of which the record owner is the Reporting Person, and (ii) 262,246,520 Ordinary Shares held by East Leader International Limited ("East Leader"). East Leader is wholly owned by Perfect Will Holdings Limited ("Perfect Will"), which is in turn wholly owned by Trident Trust. With effect from August 4, 2021, Trident Trust acts as trustee of the Tanya Trust, of which the Reporting Person and her family members are the beneficiaries. By virtue of these arrangements, the Reporting Person may be deemed to have sole voting power and sole dispositive power with respect to these securities.
  
  Note to 11: Based upon 3,078,924,710 Ordinary Shares outstanding as of September 30, 2025 according to the records of the Issuer.
- EAST LEADER INTERNATIONAL LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 262,246,520; shared voting power 0; sole dispositive power 262,246,520; shared dispositive power 0; aggregate amount beneficially owned 262,246,520 (8.5% of the class)
  Comment: Note to 4: Not applicable.
  
  Note to 7 and 9: These securities include 262,246,520 Ordinary Shares of which the record owner is the Reporting Person.
  
  Note to 11: Based upon 3,078,924,710 Ordinary Shares outstanding as of September 30, 2025 according to the records of the Issuer.
- PERFECT WILL HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 262,246,520; shared voting power 0; sole dispositive power 262,246,520; shared dispositive power 0; aggregate amount beneficially owned 262,246,520 (8.5% of the class)
  Comment: Note to 4: Not applicable.
  
  Note to 7 and 9: These securities include 262,246,520 Ordinary Shares of which the record owner is the Reporting Person.
  
  Note to 11: Based upon 3,078,924,710 Ordinary Shares outstanding as of September 30, 2025 according to the records of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value $0.00001 per share ("Ordinary Shares") and American Depositary Shares ("ADSs"), each representing ten (10) Ordinary Shares
Name of issuer: H World Group Limited
Address of issuer's principal executive offices: No. 1299 Fenghua Road, Jiading District, Shanghai, China (F4), 201803
Comment:
This Amendment No. 2 (this "Amendment") amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on March 30, 2017, as amended by the Amendment No. 1 filed with the SEC on December 13, 2019 (as amended, the "Previous Schedule 13D"), with respect to ordinary shares, par value $0.00001 per share ("Ordinary Shares") and American Depositary Shares ("ADSs"), each representing ten (10) Ordinary Shares, of H World Group Limited (previously named as Huazhu Group Limited and China Lodging Group, Limited, the "Issuer"). Capitalized terms used, but not defined herein, have the meanings ascribed to them in the Previous Schedule 13D.

Item 1 of the Previous Schedule 13D is hereby amended and restated as follows:

This Amendment relates to the Ordinary Shares and ADSs of the Issuer. The principal executive offices of the Issuer are located at No. 1299 Fenghua Road, Jiading District, Shanghai, People's Republic of China.

## Item 2. Identity and Background
Name of person filing: This Amendment is filed jointly by the following persons (collectively, the "Reporting Persons"): (i) Tong Tong Zhao, (ii) East Leader International Limited ("East Leader"), and (iii) Perfect Will Holdings Limited ("Perfect Will"). Neither of East Leader or Perfect Will has any executive officers.
Residence or business address:
The home address for Tong Tong Zhao is: Flat A, 31F., Tower 1, 8 WaiYin Path, Homantin Hillside, Kowloon, HongKong

The principal business office for East Leader is: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110 British Virgin Islands

The principal business office for Perfect Will is: 77 Robinson Road #20-01, Robinson Road Singapore 068896
Present principal occupation or employment: Tong Tong Zhao is the sole director of East Leader and an investor of the Issuer. Jacinar Limited is the director of Perfect Will and it is a corporate director. The place of organization of Jacinar Limited is British Virgin Islands, and the business address of Jacinar Limited is Trident Chambers P.O. Box 146, Road Town, Tortola, VG1110, British Virgin Islands. The principal business of both East Leader and Perfect Will is investment holding.
Criminal convictions in the last five years: Neither any of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Item 2(c) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither any of the Reporting Persons nor, to the best of their knowledge, , any of the persons listed in Item 2(c) has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The citizenship of Tong Tong Zhao is Canada. The place of organization of East Leader and Perfect Will is the British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No modification.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 is hereby incorporated by reference in this Item 4.

Item 4 of the Previous Schedule 13D is hereby amended and supplemented by adding the following:

On October 20, 2025, East Leader International Limited, a shareholder of the Issuer, executed a revocation of power of attorney (the "Revocation of Power of Attorney"), which revoked the power of attorney (the "Power of Attorney") granted by East Leader International Limited on November 27, 2014 to Mr. Qi Ji to act as its true and lawful attorney in its name and undertake on its behalf specific tasks outlined in the Power of Attorney.

The foregoing description of the Revocation of Power of Attorney is qualified in its entirety by reference to the full text of the Revocation of Power of Attorney, which is filed as Exhibit 99.1 herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each of the Reporting Persons' current ownership in the securities of the Issuer is set forth on the cover pages to this Amendment and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on 3,078,924,710 Ordinary Shares outstanding as of September 30, 2025 according to the records of the Issuer. The Reporting Persons disclaim membership in any "group" with any person other than the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Amendment are hereby incorporated by reference in this Item 5.
Transactions in the class effected during the past sixty days: Other than as described in Items 3 and 4 above, there have been no transactions in the class of securities reported on that were effected during the past sixty days by any of the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Amendment, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of the Issuer beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Previous Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 4 of this Amendment is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Previous Schedule 13D is hereby amended by adding the following:

Revocation of Power of Attorney, dated October 20, 2025, executed by East Leader International Limited.

## Signatures
- TONG TONG ZHAO: /s/ Tong Tong Zhao, Tong Tong Zhao (10/20/2025)
- EAST LEADER INTERNATIONAL LIMITED: /s/ Tong Tong Zhao, Tong Tong Zhao/Sole Director (10/20/2025)
- PERFECT WILL HOLDINGS LIMITED: /s/ Tong Tong Zhao, Tong Tong Zhao/Authorized Signatory (10/20/2025)